Exhibit 4.47

TERM LOAN AGREEMENT

THIS AGREEMENT is dated for reference Jan 21, 2019.

BETWEEN:	EHAVE, INC., a corporation duly incorporated under the Business Corporations Act (Ontario), having its principal place of business at 277 Lakeshore Road East, Suite 203, City of Oakville, Province of Ontario, L6J 6J3, Canada, herein acting and represented by Prateek Dwivedi, duly authorized for the purpose as he so declares,

(the “Borrower”)

AND:	Jay Friedman, at 55 Hillmount Avenue, City of Toronto, Province of Ontario, M6V 1X4, ,

(the “Lender”)

THE PARTIES AGREE AS FOLLOWS:

1.	FINANCING

1.1.	In consideration of the expenses estimated by the Borrower for the purposes of its interactive digital media products for its fiscals years ending on December 31, 2016, December 31, 2017 and December 31, 2018 (collectively, the “Fiscal Year”), subject to Section 1.2, the Lender grants the Borrower a term loan, at a fixed rate, in a principal amount not to exceed three hundred and fifty thousand dollars ($350,000.00) (the “Loan”).

1.2.	The principal amount of the Loan shall not exceed eighty per cent (80%) of the refundable portion of Borrower’s investment tax credit claimed under the Ontario Innovation Tax Credit program and the Ontario Interactive Digital Media Tax Credit (OIDMTC) program ( the “Tax Credits”) program with respect to Borrower’s Fiscal Year.

2.	DISBURSEMENT

2.1.	The Loan shall be disbursed in one (1) installments, as follows:

2.1.1.	Conditional to receipt by the Lender of a proof of receipt by the competent authorities the Borrower's application for a certificate of eligibility under the Ontario Interactive Digital Media Tax Credit (OIDMTC) program, the disbursement on or around January 21, 2019 for an amount of $350,000.00 (or such earlier or later date as may be agreed upon by the Lender and the Borrower, the “Closing Date”);

Notwithstanding the above, no disbursement shall be made if an Event of Default occurs, including an Event of Default under Section 10.1.3.
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2.2.	The Loan shall be evidenced by a promissory note (in form as prescribed by the Lender, the “Promissory Note”) issued by the Borrower in favour of the Lender in the amount of the principal amount of the Loan.

3.	INTEREST

3.1.	The Loan and all amounts due under this Agreement will accrue interest a yearly rate of twenty and seven one-thousands percent (20.007%) compounded monthly, calculated daily, from the Closing Date until full and complete repayment of the principal of the Loan, interest thereon and all other amounts payable under this Agreement. All due and unpaid interest shall in turn accrue interest at the abovementioned rate and in the same manner as on the principal.

3.2.	Notwithstanding the foregoing Section 3.1, if the Borrower repays the outstanding balance of the Loan at any time within five (5) months after the Closing Date, then the Loan shall accrue interest for an amount that is equal to the interest that would otherwise have accrued on the Loan for the five (5) months’ period after the Closing Date pursuant to Section 3.1.

4.	REPAYMENT

4.1.	The outstanding balance of the Loan, together any accrued interest thereon and all other amounts payable under this Agreement, shall become due and payable to the Lender on the earliest of the following dates:

4.1.1.	The date that is sixteen (16) months after the Closing Date and without penalty only if such reimbursement occurs after five (5) months from the initial disbursement (the “Initial Term”); representing a repayment with interest of four hundred and fifty-six thousand dollars ($456,000.00) (the “Minimum Repayment”).

4.1.2.	The date that is two business days after the date of receipt by the Borrower or its agent of the TAX CREDITS Claim refund from Government of Canada (or any agency of the Government of Canada) or the Ministry of Finance of Ontario, current targets for repayment are December 2019 for one hundred and fifty thousand dollars ($150,000) and May 2020 for three hundred and six thousand dollars ($306,000) of the Minimum Repayment; and

4.1.3.	The date on which an Event of Default (as defined in Section 10) under this Agreement has occurred.

4.2.	The Lender will receive an additional payment of the difference between the Tax Credits Claim refund minus any filing fees from BDO above the Minimum Repayment.

4.3.	The Borrower may repay, in whole or in part, the outstanding balance of the Loan, together with any accrued but unpaid interest thereon and all other amounts payable under this Agreement, at any time and from time to time, provided that any payment so made will be applied first to any fees and reimbursements that are payable by the Borrower hereunder, second to any interest accrued on the Loan, and any balance thereof, to the outstanding principal of the Loan.

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4.4.	Provided that there is no Event of Default outstanding, the Lender may, at its sole discretion, agree to extend the term of the Loan for an additional period of the same duration as the Initial Term. As of the last day of the Initial Term, the Term Loan shall be automatically extended for such additional period, under the same terms and conditions and the definition of “Repayment Date” shall automatically be deemed to be modified to reflect such extension.

5.	MANAGEMENT AND DISBURSEMENT FEES

5.1.1.	No additional management and disbursement fees

6.	Security

6.1.	The indebtedness and the obligations of the Borrower under this Agreement shall be secured as follows (collectively, the “Lender’s Security”):

6.1.1.	a general security agreement in the form prescribed by the Lender, with such amendments, modifications or supplements as the Lender may require from time to time, whereby the Borrower will grant to the Lender a security interest in all of the Borrower’s present and after-acquired personal property;

6.1.2.	a priority agreement among the Lender and KW CAPITAL PARTNERS LTD., ROCFRIM INC., PLAZACORP INVESTMENTS LIMITED and 698734 ONTARIO INC. in form and content satisfactory to the Lender;

6.1.3.	a priority agreement among the Lender and KW CAPITAL PARTNERS LTD., ROCFRIM INC. and PLAZACORP INVESTMENTS LIMITED in form and content satisfactory to the Lender;

6.1.4.	an irrevocable authorization and proxy appointing Mr. Jay Friedman, or any other person duly authorized by the Lender, as an agent and attorney of the Borrower to cash and/or endorse, if applicable, the refund cheque for any TAX CREDITS Claim of the Borrower or other tax credits due to the Borrower issued by the Ministry of Finance of Ontario or the Canada Revenue Agency, for deposit to the account of the Lender, for the benefit of the Lender, and to return any residual amount to the Borrower, after repayment of all amounts due by the Borrower under this Agreement.

7.	REPRESENTATIONS AND WARRANTIES

7.1.	The Borrower represents and warrants to the Lender as of the Closing Date, which representations and warranties will survive the execution and delivery of this Agreement:

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7.1.1.	The Borrower is duly incorporated and it is in good standing under the laws of Canada;

7.1.2.	The Borrower’s place of business or, if there is more than one place of business, chief executive office (for the purpose of section 7(1) of the Personal Property Security Act (Ontario) is in the Province of Ontario;

7.1.3.	The Borrower is a Canadian Controlled Private Corporation as defined under the Income Tax Act (Canada);

7.1.4.	The Borrower has carried on its business in a manner that is consistent with the provisions under the Income Tax Act (Canada) and other applicable legislation and the regulations thereto, including, without limitations, such provisions that could bear upon or materially affect the eligibility of the TAX CREDITS Claim, and all obligations or accounts owing to the Ministry of Finance of Ontario or to the Canada Revenue Agency are current and in good standing;

7.1.5.	The Borrower has deducted, paid, and/or remitted all taxes, premiums, contributions, levies, fees and other amounts which the Borrower is required to deduct at source, pay and/or remit by or on behalf of the Borrower or otherwise under the Income Tax Act (Canada), Excise Tax Act (Canada), Canada Pension Plan, Employment Insurance Act (Canada), Income Tax Act (Ontario), Workers’ Compensation Act (Ontario) or any regulations to the foregoing or under any other applicable legislation, rule or order, to any taxing authority having jurisdiction, and there are no liens for taxes payable by the Borrower;

7.1.6.	All information and other facts that have been or will be disclosed to the Lender by or on behalf of the Borrower or its principal(s) in connection with this Agreement and the Loan, including, without limitation, those disclosed in the preliminary due diligence process conducted by or for the Lender, are, or will be, when furnished, complete and correct, and they do not, or will not, when furnished, contain any untrue statement or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are, or will be, made;

7.1.7.	The borrowing and the granting of security contemplated herein, and the execution, delivery and performance by the Borrower of this Agreement and all other documents to be delivered pursuant hereto have been duly authorized by all necessary corporate proceedings of the Borrower, and will not cause a breach of or constitute a default under the Borrower’s constating documents or any agreement or instrument to which the Borrower is a party;

7.1.8.	There are no known or probable instances of non-compliance by the Borrower with the requirements of any regulatory and governmental authorities that are applicable to the Borrower, its assets, its subsidiaries (if any) or their assets; and

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7.1.9.	There are no actions, suits or proceedings, by or on behalf of any government authority or otherwise, pending or threatened against or affecting, or which could affect, the Borrower, its assets, its subsidiaries (if any) or their assets.

8.	CONDITIONS PRECEDENT TO DISBURSEMENT

8.1.	The Lender shall not be obliged to make any disbursement of the Loan unless and until the following conditions shall have been satisfied as of the Closing Date (or waived by the Lender):

8.1.1.	The Lender shall have obtained all information and documents deemed necessary in connection with the granting of the Loan and the TAX CREDITS Claim, to its entire satisfaction;

8.1.2.	The Borrower shall have demonstrated, to the Lender’s entire satisfaction, the viability of the TAX CREDITS Claim and other tax credits to be claimed by the Borrower;

8.1.3.	The Lender shall have received:

(a)	this Agreement and the Lender’s Security, duly executed, delivered to the Lender;

(b)	all authorizations, including, without limitation, the Business Consent Form (RC-59), signed by the Borrower appointing the Lender as its agent to deal with the Ministry of Finance of Ontario, the Canada Revenue Agency and any other applicable tax authority on behalf of the Borrower; and

(c)	an acknowledgement and consent to the Loan and the Lender’s Security by any and all secured or unsecured lenders to the Borrower, in form and content satisfactory to the Lender;

8.1.4.	The Lender’s Security shall have been perfected by registration at the Personal Property Registry of Ontario and other applicable public registry in any applicable jurisdictions;

8.1.5.	The Borrower shall have demonstrated and certified to the Lender that all tax payments and remittances, tax returns and deductions at source are up to date as of the date of the execution of this Agreement and of each disbursement, and that the Borrower is not party to any litigation before a court of law, tribunal, arbitration body or any other type of panel of a government agency;

8.1.6.	There shall not have occurred any material change to the Borrower or its business that may be deemed by the Lender, at its sole discretion, to be unfavourable in the nature of the risks of the Borrower or the Loan;

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8.1.7.	The Lender shall have received all necessary acknowledgement and consent to the Loan from all secured or unsecured lenders to the Borrower.

8.1.8.	No Event of Default (as defined in Section 10) or event that with notice, passage of time or both would result in an Event of Default shall have occurred, and all representations and warranties made by the Borrower herein or in connection hereto remains true and correct.

9.	BORROWER’S COVENANTS

9.1.	For the entire duration of this Agreement and until complete payment of any sum which may be due to the Lender, the Borrower covenants as follows:

9.1.1.	Immediately notify the Lender of any refund received regarding past tax credits and the TAX CREDITS Claim, upon receipt of the same or as soon as Borrower is informed of any setoff at source made by the Ministry of Finance of Ontario or the Canada Revenue Agency;

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9.1.2.	Immediately notify the Lender of an Event of Default (as defined in Section 10), or any event that with notice, passage of time or both would constitute an Event of Default, upon becoming aware of such event;

9.1.3.	Implement and maintain an accounting system identifying by project the eligible expenses regarding the TAX CREDITS Claim;

9.1.4.	Maintain a documentation system, acceptable to the tax authorities, for all projects and activities related to the TAX CREDITS Claim;

9.1.5.	Maintain adequate records and books of account reflecting all financial transactions in conformity with generally accepted accounting principles and, when requested, immediately make available for inspection by duly authorized representatives of the Lender any of its books and records and furnish the Lender with any information regarding its business affairs and financial condition

9.1.6.	Provide the Lender, upon production or receipt, with copies of all tax returns, notices of assessment and other correspondence regarding past tax credits and/or the TAX CREDITS Claim;

9.1.7.	Keep any and all tax obligations of the Borrower with the Ministry of Finance of Ontario and the Canada Revenue Agency and any other applicable tax authority current and in good standing

9.1.8.	Promptly endorse in favour of the Lender of any cheque or other payment instrument, or pay to the Lender any amount received, in connection with any past tax credits and the TAX CREDITS Claim refund for the repayment of the Loan;

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9.1.9.	Produce and file with the competent tax authorities, within the statutory deadlines, all returns and other documentation required in order to receive any past tax credits and the TAX CREDITS Claim refund;

9.1.10.	Make such filings that are required by or under, and deduct, pay, and/or remit all taxes, premiums, contributions, levies, fees and other amounts which the Borrower is required to deduct at source, pay and/or remit by or on behalf of the Borrower by or under, the legislation and regulations set out in Section 7.1.5 above or under any other applicable legislation, regulations, rule or order, to any applicable authority having jurisdiction.

In addition, the Borrower authorizes the Lender and its agents, immediately and for the duration of the Loan, to obtain from all applicable tax authorities, including but not limited to the Ministry of Finance of Ontario and to the Canada Revenue Agency, all information regarding the payments and remittances by the Borrower. The Borrower agrees to execute all forms necessary to give effect to the foregoing;

9.1.11.	Produce and file, in a professional and diligent manner and in full compliance with the requirements and provisions of the Income Tax Act (Canada) and other applicable legislation and the regulations thereto, the tax return with the competent tax authorities within ninety (90) days after the end of the Fiscal Year, along with all prescribed forms and documentation necessary to obtain the TAX CREDITS Claim refund;

9.1.12.	Provide the Lender within ninety (90) days after the end of the Fiscal Year with copies of its financial statements, together with at minimum a Review Engagement Report regarding those financial statements prepared by an independent chartered accountant and tax return with any and all explanatory notes;
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9.1.13.	Provide the Lender on a quarterly basis with a copy of its in-house quarterly financial statements duly certified by the Borrower’s authorized representative, no later than the twentieth (20th) day of the quarter immediately following the quarter on which those quarterly financial statements report;

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9.1.14.	Provide the Lender on a monthly basis, no later than the twentieth (20th) day following the end of each month, with copy of all its latest payments, deductions and other remittances to the government required under any provincial or federal law legislation and regulations thereto, duly certified by the Borrower’s authorized representative;

9.1.15.	Provide the Lender with the name of the person designated to prepare the technical report. The person so identified must be the person who will work on preparing the technical report, and the Borrower will not change such designation without prior approval by the Lender;

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9.1.16.	Give the Lender or any its agent access to its premises and all documents deemed useful or necessary for the purposes of auditing all payment, deductions and remittances to the applicable government authorities, on a monthly or quarterly basis, at the Lender’s convenience;

9.1.17.	Respond promptly and fully to any request received from the Ministry of Finance of Ontario, the Canada Revenue Agency and any other applicable tax authority;

9.1.18.	If the Borrower’s TAX CREDITS Claim is being audited or otherwise denied by the Ministry of Finance of Ontario or the Canada Revenue Agency, immediately inform the Lender of such audit or denial and engage an independent SR&ED consulting organization (the “SRED Consultant”) acceptable to the Lender, in its sole discretion acting reasonably, to assist in respect of the TAX CREDITS Claim;

9.1.19.	Continue to disclose to the Lender all material information or facts that could materially affect or bear upon the eligibility of the TAX CREDITS Claim;

9.1.20.	Carry on its business in a manner that is consistent with the provisions under the Income Tax Act (Canada) and other applicable legislation and the regulations thereto, including, without limitations, such provisions that could bear upon or materially affect the eligibility of the TAX CREDITS Claim; and

9.1.21.	Do all acts and execute all instruments that are necessary to facilitate the filing, processing, receipt and disbursement of the refund of the TAX CREDITS Claim.

9.2.	For the entire duration of this Agreement and until complete payment of any sum which may be due to the Lender, the Borrower shall not undertake any of the following without prior written approval from the Lender:

9.2.1.	Cause a Change of Control or Ultimate Control of the Borrower;

“Control” means the holding of shares in the capital of the Borrower with enough voting rights to elect the majority of the directors of the Borrower. “Ultimate Control” means the holding of shares in the capital of the Borrower by an individual either directly or indirectly through that individual’s Control of one or more intermediate entities which are shareholders of one another or of the Borrower.

In case of the passing of a shareholder of the Borrower, the transmission of the shares of the deceased shareholder to his or her estate or heirs will not be deemed to constitute a change of Ultimate Control of the Borrower;

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9.2.2.	Increase any compensation to its directors and/or shareholders, including, without limitation, any salary, commission or dividend, by more than ten per cent (10%) from the level as known to the Lender as at the Closing Date;

9.2.3.	Grant, assume or suffer to exist any mortgage, charge, lien, pledge, security interest or other encumbrance affecting any of its assets, other than the Lender’s Security and any other encumbrances expressly permitted in writing by the Lender; provided that if the Lender provides consent to any of the forgoing, it hereby agrees to enter into priority agreements on terms that are substantially similar to the priority agreements contemplated in sections 6.1.2 and 6.1.3;

9.2.4.	Guarantee or otherwise provide for, on a direct, indirect or contingent basis, the payment of any monies or performance of any obligations by any other person;

9.2.5.	Advance any monies by way of a loan to any shareholders, directors, officers, key executives or affiliates of the Borrower.

10.	Events of Default

10.1.	Each of the following events shall constitute an “Event of Default” under this Agreement unless the Lender agrees to waive such default pursuant to Section 10.5:

10.1.1.	If the Borrower fails to repay the Loan or to pay an interest thereon or any amounts payable hereunder when due in the manner provided herein;

10.1.2.	If the Borrower delays, omits or refuses to make any payment regarding provincial and/or federal government withholdings and remittances, including but not limited to taxes, deductions at source and/or any other tax debts;

10.1.3.	If the Borrower fails to comply with the reporting requirements under Sections 9.1.12 and 9.1.13;

10.1.4.	If the Borrower fails to fulfill any of the terms and conditions of this Agreement or any other agreement with the Lender;

10.1.5.	If the Borrower fails to execute or comply with any of its covenants under this Agreement or any obligation imposed by the Lender’s Security;

10.1.6.	If any of the Lender’s Security becomes invalid or unperfected;

10.1.7.	If the Borrower or the Guarantor ceases to operate its business or gives notice of its intention to make a proposal to its creditors, or makes an assignment for the benefit of its creditors, or becomes insolvent or bankrupt, or if proceedings are brought against Borrower or if notice is given in order to render Borrower or have Borrower declared insolvent or bankrupt;

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10.1.8.	If any measures is taken or notice given, by or against the Borrower or Guarantor for the purpose of liquidation, restructuring, arrangement with or protection from Borrower’s creditors pursuant to the Bankruptcy and Insolvency Act (Canada), Companies’ Creditors Arrangement Act (Canada) or any other similar legislation;

10.1.9.	If the Borrower merges, amalgamates, or otherwise enters into any form of business combination with any other person;

10.1.10.	If any of the creditors of the Borrower or the Guarantor institutes legal proceedings against the Borrower or the Guarantor, as the case may be, or give notice to the Borrower or the Guarantor for the purpose of exercising their rights or seek remedy regarding the assets that are charged or encumbered by the Lender’s Security, including but not limited to, by seizure, notice of intent, notice of termination, possession or otherwise, or if a receiver or liquidator is appointed in respect of those assets.

10.1.11.	If any of the representations and warranties made herein is incorrect in any material respect when made, or the Borrower has failed to disclose any material information or facts relating to the eligibility of its TAX CREDITS Claim;

10.2.	Upon the occurrence of an Event of Default, the Lender may do any or all of the following:

10.2.1.	declare immediately due and payable the outstanding balance of the Loan, any interest thereon and all other amount payable hereunder without presentment of any notes evidencing the same, and without demand, protest or other notices of any kind, all of which are hereby expressly waived;

10.2.2.	exercise any and all rights, powers, remedies and recourses available to the Lender under this Agreement, under the Lender’s Security, at law, in equity or otherwise.

10.3.	Upon an Event of Default, the Lender may charge the Borrower a default fee (the “Default Fee”) of up to ten per cent (10%) of the principal amount of the Loan, plus any applicable taxes. The Lender will notify the Borrower in writing if it has charged such fee and the amount thereof, and the Borrower will pay such fee upon demand and, until paid, such fee will be added to the principal of the Loan. The Borrower acknowledges and agrees that the Default Fee is a genuine pre-estimate of the liquidated damages suffered by the Lender as a result of an Event of Default, and not a penalty.

10.4.	The Borrower will pay the Lender a fee of five hundred dollars ($500.00) in every case where the Lender sends a written notice to the Borrower for any Event of Default or any non-compliance with the provisions of Section 10. The fee is payable upon the Lender’s demand and, until paid, will be added to the principal of the Loan.

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10.5.	The Lender may by written instrument in its absolute discretion at any time and from time to time waive any Event of Default or any breach by the Borrower of any of the covenants herein, provided that any such waiver shall not be a continuing waiver and shall not constitute a waiver of any other term or provision hereof.

No failure or delay on the part of the Lender in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege under this Agreement preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which the Lender would otherwise have. The acceptance by the Lender of any payment of or on account of the Loan after a default or of any payment on account of any partial default shall not be construed to be a waiver of any right in relation to any future default or any past default not completely cured thereby. The Lender may exercise any and all rights, powers, remedies and recourses available to it under this Agreement, or any other remedy available to it, concurrently or individually without the necessity of an election.

10.6.	As a conservatory measure in case of an Event of Default, the Lender may incur and pay all expenses made necessary by such Event of Default or by the realization of any security and/or obligations, whether said expenses are disbursements, professional fees (accountant, preparer, etc.) or agency fees, and Lender may deduct such expenses from the proceeds of the realization of the said security. All expenses incurred as a result of such Event of Default or the realization of any security shall be added to the balance owing on the principal of the Loan and shall accrue interest from the time such expenses are incurred in the manner provided in Section 3.1.

10.7.	Should the Borrower cease its business activities or become bankrupt, or should the Borrower fail to fulfill its obligations under Sections 0, 9.1.11, 9.1.12 and 9.1.14, the Borrower hereby appoints Jay Friedman or any representative of the Lender (such person, the “Appointee”). as its irrevocable agent and attorney for and in the name of the Borrower, with powers of substitution, to perform any act and execute any document necessary or useful to the production and submission of the tax return to the competent tax authorities along with all prescribed forms and documents necessary to obtain the TAX CREDITS Claim refund or other tax credits claimed or claimable by the Borrower, and to transmit to the tax authorities all documentation necessary for the processing of the file by the competent tax authorities. The Appointee shall therefore act as agent and attorney for and in the name of the Borrower to sign, endorse or execute under seal or otherwise any deeds, documents, transfers, cheques, instruments, demands, assignments, assurances or consents that the Borrower is obliged to sign, endorse or execute. In exercising its authority as agent and attorney of the Borrower, the Appointee shall act upon consultation with and on the direction of the Lender, provided that notwithstanding the foregoing, all of the Appointee’s actions pursuant hereto will be taken in its capacity as agent and attorney of the Borrower, and the Lender shall not be in any way responsible for any misconduct, negligence or failure to act on the part of the Appointee. All costs necessary to the preparation and production of said documents shall be repaid directly from the tax refunds due to the Borrower, provided that any excess amount of the cost that is not satisfied by such refunds will be payable by the Borrower.

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11.	INTEREST ADJUSTMENT

In this Section 11, the terms “interest”, “criminal rate” and “credit advanced” have the meanings ascribed to them in s. 347 of the Criminal Code (Canada) as amended from time to time.

The Borrower and the Lender agree that, notwithstanding any agreement to the contrary, no interest on the credit advanced by the Lender under this Agreement will be payable in excess of the maximum amount that otherwise be permitted under the laws of Canada. If the effective rate of interest, calculated in accordance with generally accepted actuarial practices and principles, would exceed the criminal rate on the credit advanced hereunder, then:

(a)	the elements of return which fall within the term “interest” shall be reduced to the extent necessary to eliminate such excess;

(b)	any remaining excess that has been paid will be credited towards prepayment of the Principal; and

(c)	any overpayment that may remain after such crediting will be returned forthwith to the Borrower upon demand,

and, in the event of dispute, a Fellow of the Canadian Institute of Actuaries appointed by the Lender shall perform the relevant calculations and determine the reductions, modifications and credits necessary to effect the foregoing and the same will be conclusive and binding on the parties.

12.	INTERPRETATIVE CLAUSES

12.1.	This Agreement constitutes the full and complete agreement between the parties as to the matters herein dealt with and supersedes any prior agreement, oral or written, which may have taken place between them, and the parties formally waive the right to avail themselves of any discussions held prior to the execution of this Agreement.

12.2.	This Agreement may be modified from time to time by mutual agreement between the Lender and Borrower by written instrument executed by all parties to the original agreement.

13.	LEGAL FEES AND COSTS

The Borrower will pay all reasonable legal and other fees and disbursements incurred by the Lender in respect of the Loan including the preparation, execution of this Agreement and the Lender’s Security and the performance and enforcement by the Lender thereunder.

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14.	Loan as Collateral

The Borrower acknowledges and agrees that the Lender may assign, set over and give this Agreement and the debt due to the Lender in accordance herewith as a security in favour of their choosing, of any additional deed of hypothec.

15.	ACKNOWLEDGEMENT

The parties acknowledge that the provisions of this Agreement were discussed freely among them, read and clearly understood.

16.	Governing Law

This Agreement shall in all respects be governed by and be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and the courts of Ontario shall have exclusive jurisdiction to hear and determine all disputes arising hereunder or in relation hereto.

17.	Counterparts

This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties sign the present document this January 21, 2019.

« The Borrower »		EHAVE, INC.

	By :	/s/ Prateek Dwivedi
Prateek Dwivedi

« The Lender »		Jay FriedMAN

	By :	/s/ Jay Friedman
Jay Friedman

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